Columbus Acquisition Corp

November 15, 2024

Mr. Kimbum Park
Division of Corporation Finance
Office of Real Estate & Construction
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C., 20549

Re:	Columbus Acquisition Corp/Cayman Islands

Amendment No. 1 to Draft Registration Statement on Form S-1

Submitted October 3, 2024

CIK No. 0002028201

Dear Mr. Park:

This letter is in response to the letter dated November 2, 2024, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Columbus Acquisition Corp/Cayman Islands (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. The Registration Statement on Form S-1 (the “Registration Statement”) is being filed to accompany this letter.

Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted October 3, 2024

Facing Page

1.	We note your response to prior comment 1. However, we continue to note that disclosure regarding your agent for service is still incomplete. Please revise to disclose the name and the address of your agent for service. The identification of agent for service is a requirement of Form S-1.

Response: We respectfully advise the Staff that we have included the information of the Company’s agent for service in the Registration Statement accordingly.

2.	Please state whether the compensation may result in a material dilution of the purchasers’ equity interests. See Item 1602(a)(3) of Regulation S-K.

Response: In response to the Staff’s comments, we added the disclosures on the cover page of the Registration statements accordingly.

Summary Page 1

3.	We note your response to prior comment 12. Outside of the table on page 4, please expand your disclosure about how compensation and securities issuance may result in a material dilution of the purchasers’ equity interests. For example, we note your disclosure on page 3 that “[u]p to $3,000,000 in working capital loans may be convertible into private units at a price of $10.00 per unit.” See Item 1602(b)(6) of Regulation S-K.

Response: In response to the Staff’s comments, we added the disclosures and cross-references to the relevant risk factors on page 5 of the Registration Statement.

We may be forced to liquidate if we cannot complete our initial business combination with the allotted time, page 12

4.	We note your response to prior comment 10, we do not find it responsive to the comment. We note that you may extend such period by holding a shareholder meeting to seek shareholders’ approval for an amendment to the then existing memorandum and articles of association, as amended, to modify the amount of time or substance you have to consummate an initial business combination. Please revise your disclosure here in the “Summary” section to disclose “any limitations” on extensions, “including the number of times” you can seek an extension. See Item 1602(b)(4) of Regulation S-K.

Response: In response to the Staff’s comments, we revised the disclosures on the cover page and pages 16 and 52 of the Registration Statement accordingly.

Risk Factors

You 5 of your public shares prior to …Page 60

5.	We note your response to prior 15 and your removal of discussion about “anti-dilution” from previous page 58. However, your disclosure on page 60 still describes “certain anti-dilution exceptions.” Please revise to clearly state whether there are any anti-dilution provisions in connection with the insider shares.

Response: We respectfully advise the Staff that the insider shares held by our sponsor include an aggregate of up to 215,625 insider shares that are subject to surrender for no consideration to the extent that the underwriters’ over-allotment option is not exercised in full or in part, so that our insiders will collectively own 20% of our issued and outstanding shares after this offering (without giving effect to the sale of the private units and issuance of the representative shares, and assuming our insiders do not purchase units in this offering). If we increase or decrease the size of this offering, we will effect a share capitalization or a compulsory redemption or redemption or other appropriate mechanism, as applicable, with respect to the insider shares immediately prior to the consummation of this offering in such amount as to maintain the number of insider shares, on an as-converted basis, at approximately 20% of our issued and outstanding ordinary shares upon the consummation of this offering (without giving effect to the sale of the private units, issuance of the representative shares, and assuming our insiders do not purchase units in this offering). None of our insiders has indicated any intention to purchase units in this offering. Other than described herein, there is no anti-dilution provisions in connection with the insider shares. We have revised the disclosure on page 3 and 66 of the Registration Statement.

Dilution, page 113

6.	We note your response to prior comment 20 and revised disclosure that redemptions in connection with a business combination cannot cause your net tangible assets to fall below $5,000,001, thereby capping the maximum redemptions permitted. Please amend your tabular dilution disclosure to provide quartile intervals based on percentages of such maximum redemption threshold, not based on absolute percentages of shares issued in connection with your offering; refer to Item 1602(a)(4) of Regulation S-K. In addition, update such amounts throughout your prospectus accordingly, as the disclosure on page 14 does not appear to reflect the maximum redemption limitation.

Response: In response to the Staff’s comments, we revised the tabular dilution disclosures on the cover page and on pages starting from pages 18 and 119 of the Registration Statement accordingly.

7.	We note your revised disclosures in response to prior comment 20. Please further revise your dilution disclosure to fully comply with Item 1602(c) of Regulation S-K.

•	Present tabular disclosure in quartile intervals based on percentages of maximum redemption threshold to include the following:

o	the nature and amounts of each source of dilution used to determine net tangible book value per share, as adjusted;

o	the number of shares used to determine net tangible book value per share, as adjusted; and

o	any adjustments to the number of shares used to determine the per share component of net tangible book value per share, as adjusted;

•	Outside of the table, describe each material potential source of future dilution following your registered offering, including sources not included in the table with respect to the determination of net tangible book value per share, as adjusted. Additionally, provide a description of the model, methods, assumptions, estimates, and parameters necessary to understand the tabular disclosure.

Response: In response to the Staff’s comments, we revised the disclosures under “Dilution” starting from page 119 of the Registration Statement accordingly.

Proposed Business

Permitted Purchases of our Securities, page 130

8.	We note your response to prior comment 21. To the extent that you rely on Tender Offer Rules and Schedules Compliance and Disclosure Interpretation 166.01, please revise to ensure that all requisite representations are disclosed.

Response: In response to the Staff’s comments, we revised the disclosures under “Permitted Purchases of our Securities” starting on page 141 of the Registration Statement accordingly.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Arila Zhou, Esq., of Robinson & Cole LLP, at (212) 451-2908.

Very truly yours,

[Signature Page Follows]

By:	/s/ Fen Zhang
Fen Zhang
Chief Executive Officer
cc:	Arila Zhou, Esq.

Ze’-ev D. Eiger, Esq.

[signature page to the SEC response letter]

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